Filed by National City Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Harbor Florida Bancshares, Inc.
Commission File Number: 000-22817
TRANSITION NEWS
News about the Harbor Federal/National City Merger
August 11, 2006
Integration Process Under Way
In the weeks following the announcement of our merger with National City Corporation, tremendous progress has been made in mapping out how things will work after the transaction closes.
“As our work together has progressed, I continue to be very impressed with the commitment of National City to ensure this merger goes as well as possible for our customers, employees and communities,” said Mike Brown, Sr. “We’re determined to successfully integrate our people, products, systems and operations with National City in a thoughtful, timely and deliberate fashion.”
To manage this process, integration representatives from functional areas at Harbor Federal will work with their counterparts at National City. Hal Roberts is serving as the Harbor Federal integration director and will work closely with Mike Brown and departmental representatives to manage the integration.

Department	Integration Leader
Audit	Gary Barnett
Bank Investments/Capital Mkts	Todd Bevan
Bank Operations	Amy Sowerby, Theresa Traynor
Consumer / Commercial Loans	Tammy Allan
Information Services	Annetta Smith
Community Development	Leslie Wright
Compliance	Lee Vickers
Consumer & Small Business	Libby Walker
Corporate Contingency Planning	Donna Ring
Corporate Finance	Mike Callahan
Corporate Loan Review	Stephen Enns
Corporate Treasury	Lynn Wall
Credit Administration	Stephen Enns
Employee Communication	Robin Moorman
HR	Robin Moorman
Info Protection	Annetta Smith
Insurance	Dave Wilbur
Legal	J. Hal Roberts
Marketing	D.B. Wienke
Mortgage / NCF	Carol Hughes
Operational Risk Mgmt	Randy Ezell
Private Client Group	Mike Brown, Jr.
Procurement	Gina Nelli
Commercial Banking	Aileen Pruitt

If you have questions regarding the integration process, please work through Hal or your departmental integration leader. It’s important that all aspects of the integration are managed through the formal process, in order to ensure a smooth and orderly transition.
What’s On Your Mind
We will continue to address questions as soon as information becomes available. However, some questions are very specific and take time to research. In other cases, decisions have not been made, so we are unable to respond immediately.
Severance Benefits / Displacements
When will we know who is affected by job loss and what benefits will be provided?
It is too early in the merger process to identify exactly which positions will or will not be eliminated. However, National City is always looking for talented people. We know that National City hopes to retain a large number of Harbor Federal employees, some in their current positions and some through new career opportunities.
Until you are told personally how your job will be affected, do not accept anything else you hear as fact. If an employee’s position is to be eliminated, the following benefits will be provided:
1.	Displaced employees will receive at least a 60-day notice before their displacement date.
2.	Displaced employees will be given the opportunity to apply for other job opportunities within Harbor Federal and/or National City and we will provide rapid processing of their applications.
3.	Displaced employees will be provided outplacement assistance.
4.	Displaced employees will be eligible for severance benefits as described in the August 4 issue of Transition News.
Who will be eligible for severance allowance?
Full-time and part-time employees, whose jobs are eliminated as a result of the merger and for whom no positions have been offered for which they are qualified, are eligible for severance benefits. Eligible employees must sign a Release and Waiver agreement to receive these benefits. Severance allowance for part-time employees will be based on the employee’s average hours worked during the previous 12-month period. There are two exceptions to the severance allowance policy. First, seasonal and temporary staffs are not eligible for this benefit. Also, if a comparable position is offered to a displaced employee, for which the employee is qualified, and the employee declines that offer, the employee will not be eligible to receive severance benefits. A comparable position must:
1.	Provide comparable compensation at the same status (full-time or part-time).

2.	Be located within 35 miles of the employee’s current work location.
If an employee declines a comparable offer, the employee will not be eligible for the severance benefits.
How much severance allowance will displaced employees receive?
Please refer to the chart published in the August 4 issue of Transition News for the severance allowance schedule. If you need a hard copy, contact Robin Moorman at 772-460-7064.
For purposes of determining severance allowance, “Years of Employment” means full years of continuous, uninterrupted employment time with Harbor Federal Savings Bank, its affiliates, and/or other companies previously acquired by Harbor Florida Bancshares as of displacement date. The “service date” currently in the Harbor Federal human resources system will be the hire date used to determine years of employment. This date is an employee’s most recent regular hire date and does not include any previous time as a temporary or seasonal hire.
How will displacement be handled, in a lump sum or spread out?
Severance allowance will be paid out over time on the normal pay cycle, rather than in a lump sum.

What will happen to employees’ vacation time if their jobs are eliminated?
Harbor Federal policies will remain in place throughout 2006. Employees who are displaced before using scheduled vacation will be paid out for any unused scheduled vacation. Also, as is the case under current Harbor Federal policy, your management must approve any vacation taken in 2006 before you take it.
Will outplacement services be provided for employees whose jobs are eliminated?
Yes, outplacement services will be provided to all displaced employees. The service will provide assistance with preparation of resumes, interviewing skills and general tips for the job search process. This service will continue for each employee until the employee secures other employment.
If a displaced employee leaves Harbor Federal prior to the communicated displacement date, what benefits does the employee forfeit?
Severance benefits, the ESOP allocation and outplacement services are provided only to displaced employees who remain in their jobs through their displacement date. If an employee leaves prior to the communicated displacement date, the employee will not be eligible for the severance benefit plan, including severance allowance, ESOP allocation and outplacement service.
Will displaced employees be eligible for unemployment compensation? If so, will that be at the end of the severance period?
In the State of Florida, we as your employer are required by law to indicate to the state what your last date of employment was and what, if any, severance allowance you received.
If you are receiving severance and taking advantage of COBRA to continue insurance, can you continue to pay your insurance out of your severance paycheck?
Former employees who are receiving severance payments remain eligible for medical and dental coverage, and the premiums for the coverage continue as deductions from pay. After the severance period, employees eligible for COBRA pay premiums directly to the COBRA service provider.
With the “no compete” clause, will this be an agreement signed as you head out the door or will you have to attest to this each time you receive a severance check?
The Release and Waiver does not prohibit you from working for a competitor; however, your severance allowance will end if you accept a position with a competitor.
Are title companies considered to be competing businesses?
Generally, a competitor is a financial institution located within the National City footprint whose primary business is the business of banking.
Would a bank in a market not served by National City be considered a competing business?
No.
If an employee is offered a comparable position, but would rather have a position that is at a lower grade level, would National City agree to allow that change?
Employees can accept any positions they receive offers for at National City. If accepted, severance allowance would end when the new position begins. National City does not force employees to take positions that are not comparable, but employees may accept any offers that they want.
National City HR Programs / Policies
What are the rules at National City concerning the employment of husbands/wives, mother/daughter, family members in general?
National City aggressively seeks talented employees. Employment of relatives is permitted; however, it is National City’s policy to minimize the effects of personal relationships in the workplace and to avoid the hiring, transfer or promotion of relatives of employees into situations where the possibility or perception of favoritism or conflicts of interest might occur. Employment decisions regarding relatives are made on a case-by-case basis and in compliance with all federal, state and local laws.

Is there a formal performance evaluation program?
 At National City, performance management is more than just an annual review – it’s a continuous process of performance planning, ongoing communications, coaching and review. Performance management is a responsibility that employees and managers share. Throughout the calendar year, managers and employees work together to set performance expectations, track and evaluate performance, and identify development needs.
Do you have an annual pay increase program?
Employees receive an annual performance review and compensation is reviewed at that time as well. A corporate merit budget is approved each year for this review.
Do you have a job posting program and do you actively promote from within?
Yes, National City does have a job posting program that enables the development and movement of internal talent. It leads to an enriched candidate pool for job openings, facilitates career self-management, and is a positive indication of National City Corporation’s commitment to internal development and equal opportunity.
Do you give limited charge cards for managers for bank business?
National City requires all employees to use a National City Commercial Card for all business travel, entertainment and other expenses. We will learn more about this and other National City policies during the next few months leading up to the conversion.
Have a question? You can call the toll-free “What’s on Your Mind” voicemail box at 888-808-4489 and leave a message with your question or e-mail your question to CorpComm@NationalCity.com. We’ll respond to questions of general interest in future issues of Transition News.
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 01-2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention: Investor Relations, 1-800-226-4375.
The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Harbor Florida Bancshares’ stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and Harbor Florida Bancshares’ results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Harbor Florida Bancshares’ filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.